12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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The entity requesting confidential treatment is:

Exagen Inc.

1261 Liberty Way, Suite C

Vista, CA 92081

Attn: Fortunato Ron Rocca, President and Chief Executive Officer

August 26, 2019

VIA EDGAR and HAND DELIVERY

James Lopez

Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exagen Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-233446)

Dear Mr. Lopez:

Rule 83 Confidential Treatment Requested by Exagen Inc.

This letter is furnished supplementally on behalf of Exagen Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[* * *] and $[* * *] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Exagen Inc. with respect to this letter.

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volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00 or 20% of the low end of the range, unless otherwise approved by the Staff.

Recent Stock Option Grants

The Company’s most recent grants of stock options are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Market Value of Shares
October 5, 2018	116,990,601	$0.0014	$0.0014
October 25, 2018	345,000	$0.0014	$0.0014
February 14, 2019	245,000	$0.054	$0.054
May 1, 2019	150,000	$0.054	$0.054

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 86-88 of the Registration Statement.

The Company obtained an independent third-party valuation of the Company’s common stock as of July 31, 2018 to assist the Board of Directors in determining the fair value of the Company’s common stock for purposes of option grants, including a one-time option exchange for certain executive officers. In this valuation, the Company utilized the option-pricing method (“OPM”), which is an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The OPM treats a Company’s security classes as call options on the total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of the optionality over-and-above the value of securities that are senior to them in the capital structure. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call options. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidation event. For purposes of this valuation, the Board of Directors and an independent third-party valuation firm applied the guideline public company method under a market approach to determine the Company’s equity value, which incorporated valuation multiples of publicly traded diagnostic companies.

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The Company also obtained an independent third-party valuation of the Company’s common stock as of December 31, 2018 to assist the Board of Directors in determining the fair value of the Company’s common stock for purposes of option grants. In this valuation, the Company utilized the probability-weighted expected return method (“PWERM”) to determine the fair value of its common stock. The PWERM is a scenario-based method that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the Company, as well as the economic rights of each share class. The PWERM was selected as estimates regarding potential future liquidity outcomes were considered reasonable given the completion of an organizational meeting for the Company’s initial public offering (the “IPO”) held on November 26, 2018, as well as consideration for the Company’s entrance into a co-promotion agreement with Janssen Biotech, Inc. in December 2018 to exclusively promote SIMPONI® (golimumab) in the United States. The Board of Directors and an independent third-party valuation firm relied upon the market approach to determine the Company’s equity value, specifically the subject company transaction method. The subject company transaction method, also known as the backsolve method, is a methodology that derives an implied total equity value of the Company from a recent sale price of the Company’s equity securities. The Board of Directors and the independent third-party valuation firm determined that using this method for the Company’s valuation was appropriate given the proximity to the recently completed Series G redeemable convertible preferred stock financing in January 2019. In the financing, the Company sold to investors Series G redeemable convertible preferred stock at a price of $0.078 per share raising gross proceeds of an aggregate of $11.6 million, $3.75 million of which was received by the Company in December 2018. The purchase price of the Series G redeemable preferred stock was determined in negotiations with investors. After estimating the Company’s total equity value under this approach, that value was allocated to the various classes of the Company’s equity using the PWERM. The PWERM considered two future event scenarios, the sale of the Company and an IPO.

The Company’s Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to independent third-party valuation reports. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

Grant Date Fair Value Determinations

October 2018 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $0.0014 per share as of October 5, 2018 and October 25, 2018, after considering a valuation report from an independent third-party valuation firm as of July 31, 2018. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financials reviewed as part of the July 31, 2018 valuation were still appropriate.

As discussed above, the July 31, 2018 valuation used the OPM to derive the estimated equity value of the Company. In determining the estimated equity value of the Company, the

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guideline public company method under the market approach was utilized, which analyzed the cash-adjusted enterprise value-to-revenue multiples of publicly traded diagnostic companies with financial and operating characteristics similar to the Company.

The Company estimated the expected timing of a potential liquidity event would be approximately two years based on management’s best estimates and an analysis of market conditions. Given the amount of convertible preferred stock proceeds raised by the Company and the corresponding liquidation preferences, as well as the total equity value of the Company determined as of the valuation date, the OPM resulted in an allocated value for common stock of $[* * *] per share, on a marketable basis. After applying a [* * *]% discount for lack of marketability (“DLOM”) based on a review of empirical studies on restricted stock transactions and pre-IPO private company transactions, the resulting fair value of the common stock was $0.0014 on a non-marketable basis.

February and May 2019 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $0.054 per share as of February 14, 2019 and May 1, 2019, after considering a valuation report from an independent third-party valuation firm as of December 31, 2018. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report.

Among the qualitative factors considered by the Board of Directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to October 25, 2018:

•	The Company entered into a co-promotion agreement with Janssen in December 2018 to exclusively promote SIMPONI® in the United States, and began direct promotion in January 2019.

•	The filing of the Company’s Draft Registration Statement on February 1, 2019.

•	The Company continued to drive increased adoption of its testing products and increased revenue growth.

Further, the Board of Directors determined that utilizing the December 31, 2018 valuation for the May 2019 option grants was appropriate for the Company’s valuation of its common stock given the utilization of a the subject company approach to determine the equity value of the Company and the proximity to an additional closing of the Series G redeemable convertible preferred stock financing in May 2019. The additional closing of the Series G financing included the sale of Series G redeemable convertible preferred stock at a price of $0.078 per share raising net proceeds of $4.0 million, and including a right of the Company to require certain holders of Series G redeemable convertible preferred stock to purchase an additional $2.5 million of shares at a future closing to be held at or after July 31, 2019 (which right was subsequently terminated in connection with the issuance of Series H redeemable convertible preferred stock in July 2019).

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Exagen Inc. with respect to this letter.

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As discussed above, the December 31, 2018 Valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values, as estimates regarding potential future liquidity outcomes were considered reasonable given the Company’s organizational meeting for an IPO and progress towards the completion of an IPO.

Scenario	Per Share Value	Assigned Weight		DLOM*		Weighted Value Per Share
IPO	$[* * *]	[* * *]	%	[* * *]	%	$[* * *]
Sale of the Company	$[* * *]	[* * *]	%	[* * *]	%	$[* * *]
Concluded Fair Value						$0.054

In determining the equity value for the sales of the Company scenario and the IPO scenario, the Company applied the subject company transaction to determine the Company’s equity value. The Company estimated the probability weighted average time to all of the potential liquidation events was [* * *] years based on management’s best estimates and an analysis of market conditions. After applying a [* * *]% discount for lack of marketability (“DLOM”), the resulting fair value of the common stock was $0.054 on a non-marketable basis.

COMPARISON OF MOST RECENT VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[* * *] and $[* * *] (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the lead underwriters. The Company’s most recent grants of stock options were for an aggregate of 150,000 shares made on May 1, 2019 with an exercise price of $0.054 per share, which the Company’s Board of Directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Exagen Inc. with respect to this letter.

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•	feedback received from potential investors in late June 2019 and early August 2019 from the Company’s testing-the-waters meetings;

•	an assumption that there would be a receptive public trading market for a commercial stage diagnostics company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, if obtained, is that the PWERM valuation method used by the Company to determine the Estimated Fair Value in May 2019 reflects the potential that the Company might be sold, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the lack of return to the common stock in the sale scenario as a result of the liquidation preferences of the convertible preferred stock, (ii) the liquidity term and (iii) the application of a DLOM. Conversely, the Preliminary Price Range necessarily assumes only a single potential liquidity event, the initial public offering, and does not include a DLOM, as an active trading market for the Company’s common stock will exist following the initial public offering. As a result, the Preliminary Price Range was neither reduced by the expected fair value from other potential future outcome events nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock in connection with the completion of the initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock in the Preliminary Price Range, and also drives a lower common stock value in the sale scenario.

Notably, the valuation report used for the May grants estimated a fair value of the Company’s common stock on that date to be $[* * *] in the IPO scenario prior to applying a DLOM, which is within the Preliminary Price Range.

In conclusion, the Company respectfully submits that the difference between the valuation as of May 1, 2019 and the Preliminary Price Range is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Fortunato Ron Rocca, President and Chief Executive Officer, Exagen Inc., 1261 Liberty Way, Suite C, Vista, California 92081, telephone (760) 560-1501, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Exagen Inc. with respect to this letter.

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Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush
of LATHAM & WATKINS LLP

cc:	Joanna Lam, Securities and Exchange Commission

Raj Rajan, Securities and Exchange Commission

Brigitte Lippman, Securities and Exchange Commission

Pam Howell, Securities and Exchange Commission

Fortunato Ron Rocca, Exagen Inc.

Cheston J. Larson, Latham & Watkins LLP

Jeffrey T. Woodley, Latham & Watkins LLP